Accountants' Consent

We consent to incorporation by reference in the registration statements (No. 33-14572, No. 33-40399, No. 33-51094, No. 33-51516 and No. 33-59319) on Form
S-8 pertaining to the 1986 Incentive and Non-Qualified Stock Option Plan, the 1990 Stock Option Plan for Non-Employee Directors and the 1994 Stock Option Plan of Trans World Entertainment Corporation of our report dated March 19, 1999, except as to note 12, which is as of April 22, 1999, relating to the consolidated balance sheets of Trans World Entertainment Corporation and subsidiaries as of January 30, 1999 and January 31, 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended January 30, 1999, which report appears in the Annual Report on Form 10-K of Trans World Entertainment Corporation and subsidiaries for the fiscal year ended January 30, 1999.


/s/ KPMG Peat Marwick LLP

Albany, New York
April 30, 1999